Exhibit 99.1

NetQin names Omar Khan, Former Samsung Mobile Chief Product and Technology Officer, as Co-Chief Executive Officer; Launches NQ Mobile Brand for International Markets and Plans Corporate Name Change

SAN JOSE, Calif. and BEIJING, Jan. 5, 2012 /PRNewswire-Asia/ — NetQin Mobile Inc. (“NetQin” or the “Company”) (NYSE: NQ), a leading global provider of consumer-centric mobile security and productivity applications, today announced the appointment of Mr. Omar Khan to the position of company Co-Chief Executive Officer. Mr. Khan was formerly the Chief Product and Technology Officer of Samsung Mobile and most recently served as the Managing Director and Global Head of the Mobile Center of Excellence for Citigroup Inc. NetQin also launched its new “NQ Mobile” brand, under which it will conduct all of its international business, and announced plans to change the Company’s corporate name from NetQin Mobile Inc. to NQ Mobile Inc.

Co-CEO structure to accelerate global expansion and meet international market needs

Mr. Khan joins NetQin as Co-CEO and will direct the Company alongside current Chairman and Chief Executive Officer Dr. Henry Lin. In addition, Mr. Khan will focus on the global expansion of NetQin into markets such as North America, Latin America, Europe, Japan, Korea and India. Dr. Lin will continue to focus on NetQin’s current core markets such as China and Taiwan among other developing countries. The Co-CEO structure aims to accelerate NetQin’s global expansion and will ensure that the Company has the greatest opportunity to meet the diverse priorities of customers worldwide.

“We are thrilled to bring Omar Khan into the new leadership position of Co-CEO at such a critical and exciting time for our company and our industry,” said Dr. Lin. “Mobile security is a global issue, as mobile viruses and malware have no borders, and we see growing demand for our security solutions in the Americas and beyond. As we continue our rapid global expansion we will benefit from Omar’s proven ability to successfully bring products and solutions to consumers worldwide.”

“I am very excited to help lead NetQin towards a bright future as the world’s leader in mobile security,” said Mr. Khan. “Smartphone growth has tripled that of PCs over the past two years and malware threats are rising at astronomical rates all over the world. It has never been more important for consumers to protect their privacy and their data. NetQin is already recognized by many as offering the best technology solutions for mobile security. I look forward to leading the company’s international expansion, and bringing its superior technology to a global user base.”

Mr. Khan joins NetQin from Citigroup, where he led the company’s mobile development and delivery efforts globally. During his previous tenure at Samsung, Mr. Khan was responsible for Samsung Mobile’s strategy, product, technology, content and services functions. Prior to joining Samsung, Mr. Khan spent eight years at Motorola, where his last role was Vice President, Global Supply Chain and Business Operations for the Mobile Devices Business.

Mr. Khan has been honored by Crain’s Chicago Business Magazine with a “40 under 40” award and was nominated by Androinica as Android Person of the Year. He holds Bachelor’s and Master’s degrees in Electrical Engineering from Massachusetts Institute of Technology (MIT).

NQ Mobile as the new brand identity for all international markets and NQ Mobile Inc. to become the new corporate name

NetQin also unveiled its NQ Mobile brand for all international markets outside of China and announced its intention to change its corporate name from NetQin Mobile Inc. to NQ Mobile Inc. The NQ Mobile brand will be the new international identity for the Company, and is being launched with newly designed corporate logos, the tagline - “Safeguarding Your Mobile World,” and a new brand identity on all Company materials.

“‘NQ Mobile’ expands our brand’s reach globally,” said Dr. Lin. “Customers have increasingly come to recognize our technology leadership and the effectiveness of our products. Now in ‘NQ Mobile’ we have a brand that will resonate in the international market, and will provide us with greater customer recognition as we expand globally. In our marketing tests ‘NQ Mobile’ stood out as a name that is easy for customers to remember and linguistically attractive across multiple markets.”

Consistent with the new branding effort, NetQin also plans to change its corporate name from NetQin Mobile Inc. to NQ Mobile Inc., which will be completed after obtaining shareholder approval at the annual shareholder meeting in 2012. The name change to NQ Mobile reinforces the Company’s global objectives and will further strengthen its international identity. The Company will continue to use its “NetQin” brand inside China, where the brand already enjoys significant customer recognition after more than six years of brand building in the Chinese market.

Note: Mr. Khan and Dr. Lin will both be in attendance at 2012 International CES in Las Vegas, Nevada from January 10 to January 13, where NetQin will announce new products that will take mobile security to the next level.

About NetQin

NetQin Mobile Inc. (NYSE: NQ) is a leading global provider of consumer-centric mobile Internet services focusing on security and productivity. NetQin was one of the first companies to recognize the growing security threats targeting smartphone users and is now a leading Software-as-a-Service (SaaS) provider with over 122 million registered user accounts worldwide. As a market leader in mobile security, NetQin’s innovation and global significance have been widely recognized through distinctions such as the 2011 Technology Pioneer Award bestowed by the World Economic Forum. For more information on NetQin, please visit www.nq.com.

Forward Looking Statements

This news release contains “forward-looking statements” as defined under applicable U.S. securities regulations. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

For additional information please contact:

Investor Relations

NetQin Mobile Inc.

Email: investors@nq.com

Stephanie Gelo

Fleishman-Hillard

Phone: (212) 453-2192

Email: stephanie.gelo@fleishman.com

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